UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER

SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CBOE HOLDINGS, INC.

(Name of Subject Company)

CBOE HOLDINGS, INC.

(Name of Filing Person)

Class A-1 Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joanne Moffic-Silver

Executive Vice President, General Counsel & Corporate Secretary

CBOE Holdings, Inc.

400 South LaSalle Street

Chicago, Illinois 60605

(312) 786-5600

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

David McCarthy

Richard Miller

Schiff Hardin LLP

233 S. Wacker Drive

Chicago, Illinois 60606

(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$149,592,825	$10,666

(1)                                  Estimated for purposes of calculating amount of filing fee only. This amount assumes the purchase of a total of 5,983,713 shares of the outstanding class A-1 common stock, par value $0.01 per share, at the tender offer price of $25.00 per share.

(2)                                  The fee is $71.30 per $1,000,000 of the aggregate offering amount (or .00007130 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previous Paid: $10,666	Filing Party: CBOE Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 13, 2010

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 4 to the Tender Offer Statement on Schedule TO relates to the offer by CBOE Holdings, Inc., a Delaware corporation (the “Company”), to purchase up to 5,983,713 shares (as amended) of its class A-1 common stock, par value $0.01 per share, or such lesser number of shares as is validly tendered and not properly withdrawn, at a price of $25.00 per share (as amended), in cash, without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 13, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as each has been and may be amended and supplemented from time to time, together constitute the “Offer.”

This Amendment No. 4 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase, the related Letter of Transmittal and a Supplement to the Offer to Purchase were previously filed with the Schedule TO as Exhibits 99(a)(1)(i), 99(a)(1)(ii) and 99(a)(1)(iii), respectively.

The information in the Offer to Purchase and the related Letter of Transmittal, as previously amended and supplemented, is incorporated in this Amendment No. 4 to the Tender Offer Statement on Schedule TO in response to all the applicable items in the Schedule TO, except to the extent that information in the Offer to Purchase is hereby amended to the extent specifically provided herein.

ITEM 4.                  TERMS OF THE TRANSACTION.

The last paragraph under “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase, as amended by Amendment No. 1 to the Schedule TO, is hereby amended and restated as follows:

“To our knowledge, the only persons or entities referenced in the above table that currently intend to tender shares of Class A-1 common stock in the offer are as follows (shares indicated represent number of shares currently intended to be tendered): Fugue, General Partnership, 5,000 shares; CTC, LLC, 120,000 shares; Associated Options, Inc., 5,000 shares; Bradley G. Griffith, 5,000 shares.”

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SIGNATURE

After due inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2010	CBOE HOLDINGS, INC.

	By:	/s/ JOANNE MOFFIC-SILVER
Joanne Moffic-Silver
Executive Vice President, General Counsel
& Corporate Secretary

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EXHIBIT INDEX

99(a)(1)(i)	Offer to Purchase, dated October 13, 2010.*

99(a)(1)(ii)	Letter of Transmittal.*

99(a)(i)(iii)	Supplement to the Offer to Purchase, dated November 8, 2010*

99(a)(5)(i)	Letter to Shareholders from William J. Brodsky, Chairman and Chief Executive Officer of CBOE Holdings, Inc., dated October 13, 2010.*

99(a)(5)(ii)	Press Release, dated October 13, 2010.*

99(a)(5)(iii)	Notice to Certain Holders, dated November 1, 2010*

99(a)(5)(iv)	Press Release, dated November 8, 2010*

99(d)(2)	Amended and Restated Certificate of Incorporation of CBOE Holdings, Inc. (incorporated by reference to Annex C to the Registration Statement on Form S-4 (333-140574) of CBOE Holdings, Inc.)

*                 Previously filed.

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